Exhibit 99.1

Quipt Home Medical Announces Closing of Upsized Senior Credit Facilities for $110 Million to Accelerate Future Growth

Senior Credit Facilities Significantly Enhances Balance Sheet Flexibility

Cincinnati, Ohio – September 19, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce the closing of $110,000,000 in senior secured credit facilities with CIT Bank, N.A. (“CIT”), a division of First-Citizens Bank & Trust Company. The senior secured credit facilities are in the aggregate amount of $110,000,000 (comprised of a term loan facility in an aggregate principal amount of $5,000,000, a delayed draw term loan facility in an aggregate principal amount of $85,000,000 and a revolving credit facility in an aggregate principal amount of $20,000,000 (collectively, the “Senior Credit Facilities”)). The Company originally announced this transaction on August 15, 2022 when it executed a binding commitment letter with CIT for up to $80,000,000 in Senior Credit Facilities. However, as a result of strong demand from CIT and its syndicate of lenders the Senior Credit Facilities were increased.

The Senior Credit Facilities are evidenced by an Amended and Restated Credit and Guaranty Agreement, which amend and restate the original Credit Agreement dated September 18, 2020 between Quipt (and certain subsidiaries) and CIT (and other lenders). The primary use of proceeds of any loans made under the Senior Credit Facilities will be to finance potential future acquisitions and general working capital purposes.

Commentary

“The closing of senior credit facilities in the amount of $110 million is an extraordinary milestone for the Company, representing an additional $30 million from the initial commitment letter with CIT, we announced in August. The significant demand to participate in Quipt’s future growth led to the increased size of the senior credit facilities which provide us substantial balance sheet flexibility. We very much enjoyed working with the team at CIT once again and appreciate the continued support from all of the Company’s lenders as we carry out our strategic organic and inorganic growth plans across the United States. We continue to source opportunities across the United States in attractive markets and believe the ability to access meaningful additional funding leaves us well positioned to capitalize on opportunities as they present themselves. As always, we will continue to remain very disciplined in our capital allocation strategy, maintaining a very healthy balance sheet with a conservative leverage structure,” said Greg Crawford, Chairman and CEO of Quipt.

Chief Financial Officer, Hardik Mehta added, “The $110 million of senior credit facilities further validate the ongoing strength of our business model which continues to yield solid financial and operating results. Our operational resilience has allowed us to maintain strength in our cash flows, margins, and revenue base during a period of high inflation and supply chain limitations. Our diversified respiratory product offering and continued work to drive organizational efficiencies focused on better patient outcomes while we continue to reduce the cost of care has positioned us extremely well as we move towards 2023. Moreover, with significant financial resources and an attractive cost of capital, we are set to execute on our robust growth strategy and enhance long term shareholder value.”

“Quipt is an undisputed leader in in-home respiratory solutions for U.S. patients and is well positioned to continue expanding its services and geographic reach,” said William Douglass, managing director and group head for CIT Healthcare Finance.

“We have worked to support Quipt’s financing needs in the past and are pleased to arrange this latest senior secured financing to enable them to continue successfully pursuing their ambitious business objectives,” said Michael Coiley, a managing director in CIT Healthcare Finance.

CIT Bank acted as the administrative agent and as the sole lead arranger and sole book runner for the Senior Credit Facilities.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

ABOUT CIT

CIT is a division of First Citizens Bank, the largest family-controlled bank in the United States. Parent company, First Citizens BancShares, Inc. (NASDAQ: FCNCA) has more than $100 billion in assets. The company's commercial banking segment brings a wide array of best-in-class lending, leasing and banking services to middle-market companies and small businesses from coast to coast. First Citizens also operates a nationwide direct bank and a network of more than 600 branches in 22 states, many in high-growth markets. Discover more at cit.com/firstcitizens.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: timing and use of proceeds of proceeds borrowed under the Senior Credit Facilities; and Quipt’s acquisition pipeline and pace and timing of any further acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including the Company successfully identifying, negotiating and completing additional acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com